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SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

AMENDMENT NO. 1
TO
SCHEDULE 13E-3
(Rule 13e-3)

RULE 13e-3 TRANSACTION STATEMENT UNDER
SECTION 13(e) OF THE SECURITIES EXCHANGE ACT OF 1934

Little Sioux Corn Processors, LLC
(Name of Issuer)

Little Sioux Corn Processors, LLC
(Name of Person(s) Filing Statement)

LLC Membership Units
(Title of Class of Securities)

Not Applicable
(CUSIP Number of Class of Securities)

Danielle D. Smid
Brown, Winick, Graves, Gross, Baskerville and Schoenebaum, PLC
666 Grand Avenue, Suite 2000
Des Moines, Iowa 50309
(515) 242-2400
 (Name, Address and Telephone Number of Person Authorized to Receive
Notices and Communications on Behalf of Persons Filing Statement)

        This statement is filed in connection with (check appropriate box):

a.	☒	The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C, or Rule 13e-3(c) under the Securities Exchange Act of 1934.
b.	☐	The filing of a registration statement under the Securities Act of 1933.
c.	☐	A tender offer.
d.	☐	None of the above.

        Check the following box if the solicitation materials or information statement referred to in checking box (a) are preliminary copies. ☒

        Check the following box if the filing is a final amendment reporting the results of the transaction: ☐

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$24,709,005.88	$971.06

*
For purposes of calculating the fee only, this amount is based on 69,914 units (the number of common equity units of the Issuer to be converted into Class B or Class C units in the proposed Reclassification) multiplied by $353.42, the book value per unit of common equity computed as of March 31, 2008.

**
Determined by multiplying $24,709,005.88 by .0000393.

☒
Check Box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount previously paid: $971.06	Filing Party: Little Sioux Corn Processors, LLC
Form or Registration No.: Schedule 13E-3	Date Filed: July 21, 2008

        Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of this transaction, passed upon the merits or fairness of this transaction or passed upon the adequacy or accuracy of the disclosure in this document. Any representation to the contrary is a criminal offense.

 INTRODUCTION

        This Rule 13E-3 Transaction Statement on Schedule 13E-3 is being filed by Little Sioux Corn Processors, LLC, an Iowa limited liability company, pursuant to Section 13(e) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and Rule 13E-3 thereunder. We are proposing that our unit holders approve a proposed Fourth Amended and Restated Operating Agreement that will result in a reclassification of our units into newly authorized Class A, Class B and Class C units. If the transaction is completed, the units of our unit holders of record who hold 250 or more of our common equity units will be renamed as Class A units. Our unit holders of record who hold as many as 249 units and as few as 125 units will receive one Class B unit for each common equity unit held by such unit holders immediately prior to the effective time of the reclassification. Our unit holders of record who hold 124 or fewer units will receive one Class C unit for each common equity unit held by such unit holders immediately prior to the effective time of the reclassification. The effect of the reclassification will be to reduce the record number of unit holders of our common equity units, renamed as Class A units to less than 300, which will allow us to suspend our reporting obligations.

        This Schedule 13E-3 is being filed with the Securities and Exchange Commission concurrently with a preliminary proxy statement filed by the Company pursuant to Regulation 14A under the Exchange Act, pursuant to which the unit holders of our common equity units will be given notice of the special meeting at which they will be asked to approve the proposed Fourth Amended and Restated Operating Agreement, and to transact any other business properly brought before the special meeting.

        The information contained in the proxy statement is hereby expressly incorporated herein by reference and the responses to each item are qualified in their entirety by reference to the information contained in the proxy statement. As of the date hereof, the proxy statement is in preliminary form and is subject to completion or amendment. This Schedule 13E-3 will be amended to reflect such completion or amendment of the proxy statement.

        All parenthetical references under the various Items contained in this Schedule 13E-3 are references to the corresponding Items contained in Regulation M-A under the Exchange Act.

 TRANSACTION STATEMENT

ITEM 1.    Summary Term Sheet.

(Reg. M-A 1001)

        The information set forth in the proxy statement under the captions "SUMMARY TERM SHEET", "QUESTIONS AND ANSWERS ABOUT AND SUMMARY TERMS OF THE RECLASSIFICATION TRANSACTION" and "SPECIAL FACTORS—Overview of the Reclassification Transaction" is hereby incorporated herein by reference.

ITEM 2.    Subject Company Information.

(Reg. M-A 1002)

  (a)
  The information set forth in the proxy statement under the caption "SUMMARY TERM SHEET—Little Sioux Corn Processors, LLC" is hereby incorporated herein by reference.

  (b)
  The information set forth in the proxy statement under the caption "SPECIAL FACTORS—Background of the Reclassification Transaction" is hereby incorporated herein by reference.

  (c)
  The information set forth in the proxy statement under the caption "MARKET PRICE OF LITTLE SIOUX CORN PROCESSORS, LLC UNITS AND DISTRIBUTION INFORMATION—Comparative Market Price Data" is hereby incorporated herein by reference.

  (d)
  The information set forth in the proxy statement under the caption "MARKET PRICE OF LITLE SIOUX CORN PROCESSORS, LLC UNITS AND DISTRIBUTION INFORMATION—Distributions" is hereby incorporated herein by reference.

  (e)
  Not applicable.

  (f)
  The information set forth in the proxy statement under the caption "UNIT PURCHASE INFORMATION—Prior Purchase of Membership Units" is hereby incorporated herein by reference.

ITEM 3.    Identity and Background of Filing Person.

(Reg. M-A 1003(a) through (c))

  (a)
  - (c) The information set forth in the proxy statement under the caption "SUMMARY TERM SHEET—Little Sioux Corn Processors, LLC" is hereby incorporated herein by reference.

        During the last five years Little Sioux Corn Processors, LLC has not been convicted in a criminal proceeding and has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction resulting in a judgment, decree or final order enjoining future violations of, or prohibiting activities subject to, federal or state securities laws or a finding of any violation of federal or state securities laws.

  Directors and Executive Officers of Little Sioux Corn Processors, LLC.

        Set forth in the table below are the (i) name, (ii) business address, (iii) current principal occupation or employment, and the name, principal business and address of any corporation or other organization in which the employment or occupation is conducted, and (iv) material occupations, positions, offices or employment during the past five years, and the name, principal business and address of any corporation or other organization in which the occupation, position, office or employment was carried on, of each of our directors and executive officers. Each person identified below is a United States citizen. Unless otherwise noted, (a) all directors have been employed in the principal occupations noted below for the past five years or more, and (b) the principal business address of each person identified below is 4808 F Avenue, Marcus, Iowa 51035.

Name	Current Principal Occupation or Employment and Material Positions Held During the Past Five Years.
Ron Wetherell, Small Business Owner	During the past five years, Ron Wetherell has owned and operated a number of Cherokee County businesses including a repair shop that has grown into Wetherell Manufacturing Co., a designer and manufacturer of farm implements, hydraulic cylinders, and truck utility bodies, and Wetherell Cable TV, which serves seven separate communities in northwest Iowa. In 1992, he was elected to the Cherokee County Board of Supervisors and was recently elected to his fourth term. He is currently serving his second year as chairman of the board of supervisors. Ron also serves on the board of directors for Siouxland Ethanol, LLC, a public reporting company and Soy Energy, LLC, a public reporting company. Ron has served on our board of directors since inception. He previously held the offices of vice chairman and vice president of Little Sioux and currently serves as Little Sioux's chairman.
Myron Pingel, Farmer
During the past five years, Myron Pingel has farmed north of Aurelia and operated a grain and livestock farm. Myron currently serves as a director for Twin Valley Producers Network farrowing group, a non-public reporting company. He has served on our board of directors since our inception. Myron presently serves as Little Sioux's vice chairman.
Timothy Ohlson, Farmer
During the past five years, Tim Ohlson has operated a grain and livestock farm north of Meriden. Tim is active in the Cherokee County Farm Bureau and has been a board member of CML Telephone for 26 years. He has served on our board of directors since our inception. Tim currently serves as Little Sioux's secretary.
Verdell Johnson, Farmer
During the past five years, Verdell has owned and operated a livestock and grain farm in Cherokee County. Verdell has served on our board of directors since our inception. He previously held the office of secretary.
Dale Arends, Farmer
During the past five years, Dale Arends has been engaged in farming. In addition, he is president and director of the Newell Improvement Corporation. As president, Dale actively manages 16 subsidized income housing units. He also serves as director and president of Raccoon Valley Bio Diesel, LLC, a non-public reporting company. Dale has served on our board of directors since January 18, 2005.

Name	Current Principal Occupation or Employment and Material Positions Held During the Past Five Years.
Daryl Haack, Farmer	During the past five years, Daryl Haack has farmed approximately 900 crop acres in O'Brien County, Iowa generally dedicated to corn and soybeans. In addition, Daryl is president of the board of directors of Granpa Pork, a small swine-finishing corporation. The swine-finishing corporation is not a publicly reporting company. He has served on our board of directors since inception. Daryl previously held the offices of president, vice-president, chairman and vice-chairman of Little Sioux.

Mr. Haack also serves as a director for Soy Energy, LLC, a public reporting company, National Renewable Energy Investment Fund, a public company, and Granpa Pork, a private corporation.
Vince Davis, Iowa Farm Bureau Federation Regional Manager
Vince Davis currently serves as Iowa Farm Bureau Federation ("IFBF") regional manager in region 10, which encompasses 5 counties in west central Iowa. Prior to serving as the IFBF regional manager, he served as Iowa Soybean Association field representative for over 10 years. Vince has served on our board of directors since inception and prior to that, served on Little Sioux's predecessor steering committee.
Darrell Downs, Marketing Manager
From June 1995 through June 2005, Darrell Downs was employed as a marketing manager by a regional seed company. Darrell is also on the board of directors for Siouxland Ethanol, LLC, a public reporting company and Soy Energy, LLC, a public reporting company. He currently serves as the mayor of Marcus, Iowa. Darrell has served on our board of directors since inception.
Doug Lansink, Farmer
During the past five years, Doug Lansink has operated a livestock and grain farm in Ida County. Doug has served on our board of directors since inception. He previously held the office of treasurer of Little Sioux. Mr. Lansink also serves on the board of directors of Soy Energy, LLC, a public reporting company.
Steve Roe, Chief Executive Officer & President
Steve Roe was hired as general manager of our plant on May 20, 2002. Pursuant to our operating agreement, the office of president of Little Sioux is responsible for day-to-day plant management. Until the appointment of a president, the Chairman of our board of directors held this office. Effective May 18, 2004, and in accordance with our operating agreement, the board of directors appointed our general manager, Steve Roe, to the positions of President and Chief Executive Officer. Prior to joining Little Sioux, Mr. Roe was a manager for Cargill, Inc. Mr. Roe will serve in such capacity until he resigns or is removed by the board of directors with the consent of a majority of the holders of limited partnership units of LSCP, LLLP and the approval of our primary lender.

Name	Current Principal Occupation or Employment and Material Positions Held During the Past Five Years.
Gary Grotjohn, Chief Financial Officer	Gary Grotjohn was hired as controller for Little Sioux on February 24, 2003. In accordance with our operating agreement, the treasurer of Little Sioux performed the duties of the Chief Financial Officer until the creation of a separate office for this purpose. Effective May 18, 2004, and in accordance with our operating agreement, the board of directors eliminated the office of treasurer and appointed our controller, Gary Grotjohn, to the position of Chief Financial Officer. Prior to joining Little Sioux, Mr. Grotjohn worked as a financial analyst for Land O'Lakes, Inc. for over 20 years. Mr. Grotjohn will serve as Chief Financial Officer of Little Sioux until he resigns or is removed by the board of directors.

        None of our directors or executive officers has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or has been a party to any judicial or administrative proceeding (except for matters that were dismissed without sanction or settlement) that resulted in a judgment, decree or final order enjoining future violations of, or prohibiting activities subject to, federal or state securities laws, or a finding of any violation of federal or state securities laws.

ITEM 4.    Terms of the Transaction.

(Reg. M-A 1004(a) and (c) through (f))

  (a)
  The information set forth in the proxy statement under the captions "QUESTIONS AND ANSWERS ABOUT AND SUMMARY TERMS OF THE RECLASSIFICATION TRANSACTION," "SPECIAL FACTORS—Overview of the Reclassification Transaction," SPECIAL FACTORS—Background of the Reclassification Transaction," "SPECIAL FACTORS—Purpose and structure of the Reclassification Transaction," "SPECIAL FACTORS—Reasons for the Reclassification Transaction; Fairness of the Reclassification Transaction; Board Recommendation," "SPECIAL FACTORS—Effects of the Reclassification Transaction on Little Sioux; Plans or Proposals after the Reclassification Transaction," "SPECIAL FACTORS—Effects of the Reclassification Transaction on Unit Holders of Little Sioux," "SPECIAL FACTORS—Material Federal Income Tax Consequences of the Reclassification Transaction," "THE FOURTH AMENDED AND RESTATED OPERATING AGREEMENT—The Reclassification," "THE FOURTH AMENDED AND RESTATED OPERATING AGREEMENT—Description of Proposed Other Changes in the Fourth Amended and Restated Operating Agreement," "DESCRIPTION OF UNITS—Terms of the Class A Units to be Received in the Reclassification Transaction," "DESCRIPTION OF UNITS—Terms of the Class B Units to be Received in the Reclassification Transaction," and "DESCRIPTION OF UNITS—Terms of the Class C Units to be Received in the Reclassification Transaction" is hereby incorporated herein by reference.

  (c)
  The information set forth in the proxy statement under the captions "QUESTIONS AND ANSWERS ABOUT THE SUMMARY TERMS OF THE RECLASSIFICATION TRANSACTION," "SPECIAL FACTORS—Overview of the Reclassification Transaction," "SPECIAL FACTORS—Reasons for the Reclassification Transaction; Fairness of the Reclassification Transaction; Board Recommendation," "SPECIAL FACTORS—Effects of the Reclassification Transaction on Unit Holders of Little Sioux," and "DESCRIPTION OF UNITS" is hereby incorporated herein by reference.

  (d)
  The information set forth in the proxy statement under the caption "SPECIAL FACTORS—Appraisal and Dissenters' Rights" is hereby incorporated herein by reference.

  (e)
  The information set forth in the proxy statement under the caption "SPECIAL FACTORS—Reasons for the Reclassification Transaction; Fairness of the Reclassification Transaction; Board Recommendation" is hereby incorporated herein by reference.

  (f)
  Not applicable.

ITEM 5.    Past Contacts, Transaction, Negotiations and Agreements.

(Reg. M-A 1005(a) through (c) and (e))

  (a)
  The information set forth in the proxy statement under the caption "CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS—Certain Relationships and Related Transactions," is hereby incorporated herein by reference.

  (b)
  Not applicable.

  (c)
  Not applicable.

  (e)
  Not applicable.

ITEM 6.    Purposes of the Transaction and Plans or Proposals.

(Reg. M-A 1006(b) and (c)(1) through (8)

  (b)
  The information set forth in the proxy statement under the caption "SPECIAL FACTORS—Effects of the Reclassification on Little Sioux; Plans or Proposals after the Reclassification Transaction" is hereby incorporated herein by reference.

  (c)
  The information set forth in the proxy statement under the captions "SPECIAL FACTORS—Background of the Reclassification Transaction," "SPECIAL FACTORS—Reasons for the Reclassification Transaction; Fairness of the Reclassification Transaction; Board Recommendation," "SPECIAL FACTORS—Effects of the Reclassification on Little Sioux; Plans or Proposals after the Reclassification Transaction," and "SPECIAL FACTORS—Effects of the Reclassification Transaction on Unit Holders of Little Sioux" is hereby incorporated herein by reference.

ITEM 7.    Purposes, Alternatives, Reasons and Effects.

(Reg. M-A 1013)

  (a)
  The information set forth in the proxy statement under the captions "SPECIAL FACTORS—Background of the Reclassification Transaction," "SPECIAL FACTORS—Reasons for the Reclassification Transaction; Fairness of the Reclassification Transaction; Board Recommendation" and "SPECIAL FACTORS—Purpose and Structure of the Reclassification Transaction" is hereby incorporated herein by reference.

  (b)
  The information set forth in the proxy statement under the captions "SPECIAL FACTORS—Background of the Reclassification Transaction," "SPECIAL FACTORS—Reasons for the Reclassification Transaction; Fairness of the Reclassification Transaction; Board Recommendation" and "SPECIAL FACTORS—Purpose and Structure of the Reclassification Transaction" is hereby incorporated herein by reference.

  (c)
  The information set forth in the proxy statement under the captions "SPECIAL FACTORS—Background of the Reclassification Transaction," "SPECIAL FACTORS—Reasons for the Reclassification Transaction; Fairness of the Reclassification Transaction; Board

    Recommendation" and "SPECIAL FACTORS—Purpose and Structure of the Reclassification Transaction" is hereby incorporated herein by reference.

  (d)
  The information set forth in the proxy statement under the captions "SPECIAL FACTORS—Effects of the Reclassification Transaction on Little Sioux; Plans or Proposals after the Reclassification Transaction," "SPECIAL FACTORS—Effects of the Reclassification Transaction on Unit Holders of Little Sioux" and "SPECIAL FACTORS—Material Federal Income Tax Consequences of the Reclassification Transaction" is hereby incorporated herein by reference.

ITEM 8.    Fairness of the Transaction.

(Reg. M-A 1014)

  (a)
  The information set forth in the proxy statement under the captions "SPECIAL FACTORS—Background of the Reclassification Transaction" and "SPECIAL FACTORS—Reasons for the Reclassification Transaction; Fairness of the Reclassification Transaction; Board Recommendation" is hereby incorporated herein by reference.

  (b)
  The information set forth in the proxy statement under the captions "SPECIAL FACTORS—Background of the Reclassification Transaction" and "SPECIAL FACTORS—Reasons for the Reclassification Transaction; Fairness of the Reclassification Transaction; Board Recommendation" is hereby incorporated herein by reference.

  (c)
  The information set forth in the proxy statement under the captions "SPECIAL FACTORS—Background of the Reclassification Transaction" and "SPECIAL FACTORS—Reasons for the Reclassification Transaction; Fairness of the Reclassification Transaction; Board Recommendation" is hereby incorporated herein by reference.

  (d)
  The information set forth in the proxy statement under the captions "SPECIAL FACTORS—Background of the Reclassification Transaction" and "SPECIAL FACTORS—Reasons for the Reclassification Transaction; Fairness of the Reclassification Transaction; Board Recommendation" is hereby incorporated herein by reference.

  (e)
  The information set forth in the proxy statement under the captions "SPECIAL FACTORS—Background of the Reclassification Transaction" and "SPECIAL FACTORS—Reasons for the Reclassification Transaction; Fairness of the Reclassification Transaction; Board Recommendation" is hereby incorporated herein by reference.

  (f)
  The information set forth in the proxy statement under the captions "SPECIAL FACTORS—Background of the Reclassification Transaction" and "SPECIAL FACTORS—Reasons for the Reclassification Transaction; Fairness of the Reclassification Transaction; Board Recommendation" is hereby incorporated herein by reference.

ITEM 9.    Reports, Opinions, Appraisals and Negotiations.

(Reg. M-A 1015)

  (a)
  The information set forth in the proxy statement under the captions "SPECIAL FACTORS—Background of the Reclassification Transaction," "SPECIAL FACTORS—Reasons for the Reclassification Transaction; Fairness of the Reclassification Transaction; Board Recommendation" and "OTHER MATTERS—Reports, Opinions, Appraisals and Negotiations" is hereby incorporated herein by reference.

  (b)
  Not applicable.

  (c)
  Not applicable.

ITEM 10.    Source and Amounts of Funds or Other Consideration.

(Reg. M-A 1007)

  (a)
  The information set forth in the proxy statement under the captions "SPECIAL FACTORS—Financing the Reclassification Transaction," "SPECIAL FACTORS—Fees and Expenses" is hereby incorporated herein by reference.

  (b)
  Not applicable.

  (c)
  The information set forth in the proxy statement under the caption "SPECIAL FACTORS—Fees and Expenses" is hereby incorporated herein by reference.

  (d)
  Not applicable.

ITEM 11.    Interest in Securities of the Subject Company.

(Reg. M-A 1008)

  (a)
  The information set forth in the proxy statement under the captions "SPECIAL FACTORS—Interests of Certain Persons in the Reclassification Transaction" and "SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT" is hereby incorporated herein by reference.

  (b)
  The information set forth in the proxy statement under the caption "UNIT PURCHASE INFORMATION—Recent Transactions" is hereby incorporated herein by reference.

ITEM 12.    The Solicitation or Recommendation.

(Reg. M-A 1012(d) and (e))

  (d)
  The information set forth in the proxy statement under the captions "ABOUT THE SPECIAL MEETING—Quorum; Vote Required for Approval," "QUESTIONS AND ANSWERS ABOUT AND SUMMARY TERMS OF THE RECLASSIFICATION TRANSACTION," "SPECIAL FACTORS—Background of the Reclassification Transaction" and "SPECIAL FACTORS—Reasons for the Reclassification Transaction; Fairness of the Reclassification Transaction; Board Recommendation" is hereby incorporated herein by reference.

  (e)
  The information set forth in the proxy statement under the captions "SPECIAL FACTORS—Background of the Reclassification" and "SPECIAL FACTORS—Reasons for the Reclassification Transaction; Fairness of the Reclassification Transaction; Board Recommendation" is hereby incorporated herein by reference.

ITEM 13.    Financial Statements.

(Reg. M-A 1010(a) and (b))

  (a)
  The information set forth in the proxy statement under the caption "FINANCIAL INFORMATION—Selected Historical Financial Data" is hereby incorporated herein by reference. In addition, the following documents are incorporated by reference herein:
  •
  Our Annual Report on Form 10-K for fiscal year ended September 30, 2007, including audited financial information;

  •
  Our Quarterly Report on Form 10-Q for fiscal quarter ended June 30, 2008, including unaudited financial information.

  (b)
  The information set forth in the proxy statement under the caption "FINANCIAL INFORMATION—Selected Historical Financial Data" is hereby incorporated herein by reference.

ITEM 14.    Persons/Assets, Retained, Employed, Compensated or Used.

(Reg. M-A 1009)

  (a)
  The information set forth in the proxy statement under the captions "ABOUT THE SPECIAL MEETING—Proposals to be Considered at the Special Meeting," "ABOUT THE SPECIAL MEETING—Solicitation of Proxies; Expenses of Solicitation" and "OTHER MATTERS—Persons Making the Solicitation" is hereby incorporated herein by reference.

  (b)
  The information set forth in the proxy statement under the captions "ABOUT THE SPECIAL MEETING—Proposals to be Considered at the Special Meeting," "ABOUT THE SPECIAL MEETING—Solicitation of Proxies; Expenses of Solicitation" and "OTHER MATTERS—Persons Making the Solicitation" is hereby incorporated herein by reference.

ITEM 15.    Additional Information.

(Reg. M-A 1011(b))

  (b)
  The information set forth in the proxy statement, including all appendices attached thereto, is hereby incorporated herein by reference.

ITEM 16.    Material to be Filed as Exhibits.

(Reg. M-A 1016(a) through (d), (f) and (g))

  (a)
  Preliminary Proxy Statement, together with all appendices and proxy card.*

  (b)
  Not applicable.

  (c)
  Not applicable.

  (d)
  Proposed Fourth Amended and Restated Operating Agreement.**

  (f)
  Not applicable.

  (g)
  Not applicable.

*
Incorporated by reference to the Company's Schedule 14A, filed with the SEC on July 21, 2008.

**
Incorporated by reference to Appendix A of Exhibit (a).

 SIGNATURES

        After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

LITTLE SIOUX CORN PROCESSORS, LLC
Date: October 8, 2008	/s/ STEVE ROE Steve Roe Chief Executive Officer (Principal Executive Officer)

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INTRODUCTION
TRANSACTION STATEMENT
  ITEM 1. Summary Term Sheet.
  ITEM 2. Subject Company Information.
  ITEM 3. Identity and Background of Filing Person.
  ITEM 4. Terms of the Transaction.
  ITEM 5. Past Contacts, Transaction, Negotiations and Agreements.
  ITEM 6. Purposes of the Transaction and Plans or Proposals.
  ITEM 7. Purposes, Alternatives, Reasons and Effects.
  ITEM 8. Fairness of the Transaction.
  ITEM 9. Reports, Opinions, Appraisals and Negotiations.
  ITEM 10. Source and Amounts of Funds or Other Consideration.
  ITEM 11. Interest in Securities of the Subject Company.
  ITEM 12. The Solicitation or Recommendation.
  ITEM 13. Financial Statements.
  ITEM 14. Persons/Assets, Retained, Employed, Compensated or Used.
  ITEM 15. Additional Information.
  ITEM 16. Material to be Filed as Exhibits.
SIGNATURES